Katherine J. Blair
                                                             310.552.5017
                                                             Fax:  310.552.5001
                                                             kblair@klng.com


February 16, 2005


Via Edgar and Facsimile (202) 942-9638
--------------------------------------

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549
Attn:  Lillian Brown

Re:      IR Biosciences Holdings, Inc.
         Schedule TO-I (File No. 005-40624)

Dear Ms. Brown:

On behalf of IR Biosciences Holdings, Inc., a Delaware corporation (the "Company"), as transmitted pursuant to Rule 101(a) of Regulation S-T, the following is to document our understanding with respect to the status of the staff's comments with respect to the above-referenced filing.

Pursuant to our telephone discussion on Tuesday, February 15, 2004, we hereby confirm that any written notice of an extension of the Offer by the Company shall be received by the Warrant holders no later than 5:00 pm on the Expiration Date, in accordance with the requirements of Rule 14e-1 of the Securities Exchange Act of 1934, as amended. We further confirm that, in addition to delivery of notice materials to the Warrant holders, the Company will file any notice of an extension or amendment of the Offer in a Form 8-K pursuant to the public announcement requirement of Rule 14e-1.

We understand that the Commission has no further comments on the above-referenced filing.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael Yu at (310) 552-5000 or via fax at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair


Katherine J. Blair

Division of Corporation Finance
Securities and Exchange Commission
Attn:  Lillian Brown
February 16, 2005
Page 2




cc:      Michael K. Wilhelm
         John N. Fermanis
         Thomas J. Poletti
         Michael S. Yu


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